Exhibit 99.2

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2011
PREPARED AS OF SEPTEMBER 26, 2011

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the quarter ending July 31, 2011 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2010 and 2009 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Other than financial statement data for the years ended October 31, 2010 and 2009, which are audited, all financial analysis, data and information set out in this MD&A are unaudited. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers etc. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by numerous factors beyond the Company's control: the existence of present and possible future government regulation, the significant and increasing competition that exists in the Company's business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of additional risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2011
PREPARED AS OF SEPTEMBER 26, 2011
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	Corporate Overview
2.	Highlights – 9 month period to July 31, 2011
3.	Going Concern
4.	Select Financial Information and Disclosures
	a.	Financial Position at July 31, 2011
	b.	Presentation of Operating Results - Overview
	c.	Unaudited Quarterly Financial Information
5.	Liquidity and Capital Resources
6.	Risks and Uncertainties
7.	Critical Accounting Policies
8.	Recent Canadian Accounting Policies Not Yet Adopted
9.	Financial Instruments
10.	Commitments and Contingencies
11.	Disclosure Controls/Internal Controls
12.	Off Balance Sheet Arrangements
13.	Transactions with Related Parties
14.	Share Capital
15.	Management and Board of Directors
16.	Subsequent Events

Refer also to attached Tables 1-4 as supplementary information.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2011
PREPARED AS OF SEPTEMBER 26, 2011

1. CORPORATE OVERVEW

Micromem Technologies Inc. (“Micromem” or “the Company”) is a development stage company that has developed proprietary MRAM technology for both memory and sensor applications. The Company’s shares are traded on the NASDAQ over the counter Bulletin Board (OTCBB) under the symbol MMTIF and on the CNSX under the symbol MRM. In 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology. Over the past few years, the Company has committed significant efforts to furthering its development activities towards the commercialization of its technology.

To finance its ongoing activities, the Company has secured funding through private placements, the exercise of stock options and of common share purchase warrants and through periodic bridge loans.

In 2010 the Company encountered delays in a number of the strategic initiatives that it was pursuing including, in several cases, significant delays on the client side and it experienced ongoing liquidity and working capital constraints which hampered its ability to sustain operations and to meet its current obligations. Notwithstanding these issues, the Company has continued to develop its projects with the expectation of realizing commercial revenues from either product sales or license agreements with potential strategic partners. The key developments and activities in 2010 have been reported in previous MD&A filings.

2. HIGHLIGHTS – 9 MONTH PERIOD TO JULY 31, 2011

An update through the quarter ended July 31, 2011 are further discussed below:

(a)

Unotron: The Company continues its business discussion with Unotron Inc. Since February 2011, it has recovered $90,000 of the $200,000 promissory note receivable from Unotron. This note is secured by a charge on the Unotron assets. If the remaining outstanding balance plus accrued interest is collected the Company may re-engage Unotron with respect to the Manufacturing Agreement and purchase order which was executed in 2009.

(b)

NEMT: The Company has completed extensive product upgrades to the software and the device is back in the field being tested. As a result of the initial work that we have undertaken with NEMT, we have identified a further opportunity and we have recently submitted a proposal based upon this development to a company focused on gold mining. Negotiations are ongoing to execute this contract. The Company issued a development proposal for further enhancements to his technology to incorporate recent enhancements including integration with hyperspectral monitoring for aerial operations.

(c)

Oil Sensor: The Company is in discussion under NDA with two potential automotive clients for a development and licensing contract for an enhanced oil condition sensor that includes use of nanoparticles embedded in the oil filter. A provisional patent for this unique technology has been generated and submitted to the USPTO.

(d)

International Energy Company: With respect to this development project the Company has been successful in detecting a 30-nanometer particle at 1 ppb, which is considered as a major contract milestone. The design phase of the project has been completed and a proof of concept prototype is under construction for anticipated delivery in 2011.

(e)

GSI Westwind: The Company has met the design milestone outlined in the original development plan and received the related second milestone payment of $27,300 during the quarter. It is now proceeding with the next phase in the development contract which is the development of a manufacturing prototype.

(f)

Medical Device: The Company is currently negotiating with three non-US companies for manufacturing and licensing rights for our medical sensor. If these negotiations are successful the anticipated contract calls for these clients to underwrite commercialization efforts of the product, to be responsible for sales and marketing channels and commit to royalties for the Company tied to future product sales.

(g)

Intellectual Property: Micromem has commenced the process of preparing provisional patents for several of the applications that it has under development including an integrated sensor platform for oil monitoring in vehicles, an array of high resolution sensors and a data processing algorithm for use in conjunction with medical devices. We have engaged new legal counsel for these initiatives.

(h)	Based on these current activities the Company believes that its potential revenue pipeline is more promising currently than at any time in the past.

(i)	The Company’s go forward business plan is based on the following components:

	i)	It will continue to pursue the project opportunities that are described above.

	ii)	It will continue to respond to new project opportunities as these develop.

	iii)	It will seek a midterm solution to its current working capital constraints in order to allow it to continue its operations.

3. GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. The Company has incurred substantial recurring losses to date and it reports a working capital deficiency of $1,465,803 at July 31, 2011.

The Company continues to pursue its development initiatives in order to develop its technologies for commercial applications and continues to raise financing for operations as outlined in Notes 11 and 20 to the financial statements at July 31, 2011.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date the Company has raised financing through successive Unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

In the 2011 fiscal year, the Company has realized initial funding for commercialization efforts with current strategic development partners, (ii) it will monitor the timing of incurring additional expenses in keeping with its ongoing working capital position, and (iii) it will continue to attempt to secure financing in the same manner in which it has raised financing to date.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

4. SELECT FINANCIAL INFORMATION AND DISCLOSURES

(a)	Financial Position at July 31, 2011:

The following table sets out select financial information for the quarter ended July 31 in each of the three most recently completed financial years of the Company prepared in accordance with Canadian general accepted accounting principles:

	Quarter ended	Quarter ended	Quarter ended
	July 31, 2011	July 31, 2010	July 31, 2009
	(unaudited)	(unaudited)	(unaudited)
Interest and other income	$585	$5,000	$113
Total expenses	238,380	1,942,819	1,522,071
Net loss	(237,795)	(1,937,819)	(1,521,958)
Loss per share and diluted loss per share	(0.00)	(0.02)	(0.02)
Weighted average number of shares outstanding	104,877,124	92,736,958	88,108,334
Total assets	717,188	1,984,874	988,360
Cash and cash equivalents	32,248	68,589	647,698
Working capital	(1,465,803)	(1,131,126)	(650,044)
Shareholders' equity (deficiency)	(831,363)	484,558	255,206

The loss reported at July 31, 2011 was $374,986 which included non-cash stock compensation expense of $nil (2010: loss of $1,937,819 and $64,653 stock compensation expense).

To finance our operating loss in Q3 2011, we raised net proceeds of $932,554 through the issuance of common shares through Unit private placements.

At July 31, 2011 the Company has:

a)	4,075,000 stock options outstanding which expire, if unexercised, between 2011- 2016. The average exercise price of these options is $1.11; and,

b)	16,977,475 common share purchase warrants which expire throughout 2011 and 2012 if unexercised. The average exercise price of these warrants is $0.27.

Refer also to Tables 1 and 2 which are appended to this MD&A. Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2009-2010 and for the related quarterly information through July 31, 2011. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2009-2010 and the related quarterly information through July 31, 2011.

(b)	Presentation of Operating Results - Overview

The following table summarizes the Company’s operating results for the quarters ended July 31, 2011, 2010, 2009:

	Quarters ended July 31,
	2011	2010	2009
	$000	$000	$000
	(unaudited)	(unaudited)	(unaudited)
Interest and other income	1	5	-
General and administration	100	95	264
Professional fees and salaries	234	310	452
Stock-based compensation	-	64	342
Research	(68)	-	398
Travel and entertainment	33	36	78
Foreign exchange (gain) loss	(4)	(1)	(14)
Amortization	2	2	2
Impairment of deferred development costs	-	1,437	-
Income taxes	2
Allowance for promissory note	(60)	-	-
Total expenses	239	1,943	1,522
Net loss	(238)	(1,938)	(1,522)
Loss per share	(0.00)	(0.02)	(0.02)

Commentary:

Revenue: The Company remains in pre-revenue mode at July 31, 2011. In Q3 2011 it reports interest income of $585 (2010: interest income - $5,000). It has received initial payments under signed development contracts with the international energy company (refer to 2(d) above) and with GSI Westwind (refer to 2(e) above) and has recorded these receipts as an offset to development costs incurred (refer to 4(iii) below).

i)	Quarterly general and administrative related expenses compare as follows ($000):

	2011	2010	2009
General and administrative:
Investor relations	-	-	66
Reserve, doubtful accounts	(4)	-	-
Telephone	3	5	3
Insurance	20	22	14
Interest	28	29	-
Exchange gain/loss	16	5	(13)
MAST	8	9	92
All other	29	25	102
	100	95	264

In 2009, the Company engaged Investor Relations Group (“IRG”) to provide investor relations services to the Company. The contract expired in September 2009. Interest expense in Q3 2011 and 2010 relates to the bridge loans secured in 2010.

ii)	Quarterly professional, other fees and salaries related expenses compare as follows ($000):

	2011	2010	2009
Professional, other fees and salaries:
Audit and related services	32	32	17
Legal - patent	-	-	39
Legal - other	1	2	32
President, MAST	45	-	49
Salaries and benefits	91	132	152
Management fees	119	110	149
Other	10	33	14
	298	309	452
Stock compensation/warrant expense	(64)	65	342
	234	374	794

In Q3 2011 and 2010 the Company capitalized costs incurred during the year with respect to its patents. Accordingly it reported no Legal – patent expenses in 2011 and 2010.

In 2010 the quarterly cost of $45,000 in the President, MAST category was capitalized as a deferred development cost (refer to 4(iii) below).

Management fees in 2009 – 2011 relate to our Chairman, our President and our CFO.

Stock compensation expense is measured as the Black Scholes non-cash cost of options granted in respective periods. In Q3 the Company recorded a recovery of $64,146 relating to the modification of warrants which was reflected in Q1 as an expense instead of as a charge to retained earnings.

iii)	Quarterly research related expenses compare as follows ($000):

	2011	2010	2009
Research:
BAE	-	-	101
DAL	(80)	-	-
Other	12	-	297
	(68)	-	398

In Q4 2009 the Company decided to capitalize certain development costs. All expenditures incurred in 2010 were capitalized; however during Q3 and Q4 of 2010, impairment reserves were taken against specific projects. In Q3 2011, the Company reversed $80,000 of invoices previously incurred with this supplier, which costs were previously expensed and reported a credit of this amount as a recovery in Q3. In Q3, 2011 $48,881 of research and development costs were capitalized. The chronology of these deferred costs in Q3 is as below:

Projects	4/30/2011	Additions	7/31/2011

Project A	$1	$-	$1
Project B	1	-	1
Project C	16,361	1,360	17,721
Project D	1	-	1
Project E	243,188	3,782	246,970
Project F	1	-	1
Project G	141,201	43,537	184,738
Project H	1	-	1
Project I	1	-	1
Project K	-	202	202

	$400,756	$48,881	$449,637

iv)	Quarterly travel related expenses compare as follows ($000):

	2011	2010	2009
Travel:
Airfare	23	15	31
Hotel	4	6	20
Meals	2	3	18
Transportation	4	12	8
	33	36	77

Travel related costs have been reduced in 2011 and 2010 as business development initiatives were curtailed due to cash flow constraints.

(c)	Unaudited Quarterly Financial Information - Summary

	Interest and other
Three months ended	income	Expenses	Loss in period	Loss per share
(unaudited)	$	$	$	$
July 31, 2009	113	1,522,071	(1,521,958)	(0.02)
October 31, 2009	81,762	13,664	68,098	-
January 31, 2010	5,099	411,498	(406,399)	-
April 30, 2010	5,009	531,769	(526,760)	(0.01)
July 31, 2010	5,000	1,942,819	(1,937,819)	(0.02)
October 31, 2010	7,778	1,811,661	(1,803,883)	(0.02)
January 31, 2011	339	580,107	(579,768)	(0.01)
April 30, 2011	39	507,264	(507,225)	(0.00)
July 31, 2011	585	238,380	(237,795)	(0.00)

Refer also to Tables 1 and 2 for summarized quarterly information.

5. LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised during the 2009-2010 fiscal years and on a quarterly year to date basis at July 31, 2011.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our technologies. As at July 31, 2011, our working capital deficiency was $1,465,803 (2010: $1,131,123).

We currently have no lines of credit in place, we must obtain financing from new investors or from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants is provided in Table 4.

Capital Resources:

We have no commitments for capital expenditures as of July 31, 2011.

6. RISKS AND UNCERTAINTIES

There are a number of material risks which may individually or in the aggregate effect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered highly speculative due to the nature of the Company’s activities and its current stage of development:

Stage of Development of Technology:

The Company has made significant strides in developing its prototype products over the past several years in its attempt to commercialize its products with its various strategic development partners. Nonetheless, the Company at this stage has not completed such efforts to the point that it has product available for sale and their remains uncertainties as to the Company’s ultimate ability to complete the development of a product that is saleable.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We have not as yet received unequivocal and firm purchase orders for our product. Some of the joint development partners that we are dealing with are private companies and there is a potential risk of those companies having to secure all of their requisite financing to support their orders and their working capital requirement.

Patent Portfolio:

The Company has spent a considerable amount of time, effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged, that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort, vigilance and funding. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services. In October 2010, the Company’s working relationship with its patent attorneys, Morgan Lewis, was discontinued. The Company has made arrangements with a new legal service provider for its current patent related activities.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there is no certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other larger entities who have greater financial resources and more in-house technical expertise. It bids for development contracts in a competitive environment.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter difficult transition processes.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

7. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our audited consolidated financial statements as of October 31, 2010 and should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates as set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which requires our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material with respect to U.S. GAAP except for the accounting for development expenditures reported in the fiscal year ended October 31, 2010.

Under U.S. GAAP, development expenditures are expensed as incurred. In 2009, the Company capitalized $2,000,611 of development costs in accordance with Canadian GAAP. In 2010, the Company capitalized an additional $932,302 of development costs; it recorded an impairment reserve of $2,711,392 due to the uncertain timing relating to project completion. At July 31, 2011 the Company has capitalized $48,881 and reports $449,637 of development costs on the balance sheet.

A reconciliation of the financial statements between US and Canadian GAAP is presented in Note 18 to the financial statements.

Foreign Currency Translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows: Monetary current assets and current liabilities, at the prevailing exchange rates at the end of the year; non-monetary assets at historical rates; revenues and expenses are translated at the 3 month average exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and, gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Research and Development Expenses:

Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

Patents:

Patents are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow. Until October 31, 2008, the Company expensed all current expenditures for patent-related activities. In the fiscal year ended October 31, 2009, Company determined that it met the criteria for capitalizing patent-related costs incurred during the current fiscal year. Amortization expenses recorded on a straight line basis over the estimated useful life of 10 years. In the quarter ended October 31, 2010, the Company changed its estimated useful life for patents prospectively to 5 years.

Stock-Based Compensation:

Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders’ equity and then charged against income over the contractual or vesting period.

As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital. The amount reported in each case is based on the original expense recorded when the related options were granted.

Unit Private Placements:

Until October 31, 2008, the Company had applied the residual value approach in accounting for the value assigned to the common shares and the warrants which it made available in the number of Unit private placement financings. Under this residual value approach, the Company assigned 100% of the proceeds from the Unit private placement to the common shares and a nil value to the attached warrants. In the year ended October 31, 2009, the Company started to estimate the value of the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year using the relative fair value approach. It assigned a value to the warrants which formed part of these Unit Private placements, calculated in accordance with the Black Scholes option-pricing model.

Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

8. RECENT CANADIAN ACCOUTING POLICIES NOT YET ADOPTED

International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. The adoption date of November 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

9. FINANCIAL INSTRUMENTS

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximates the carrying value.

Fair values: The Company's financial instruments include: cash and cash equivalents, other receivable and accounts payable and accrued liabilities, the fair values of which approximate their carrying values due to their short-term maturity.

Credit risk: Financial instruments, which subject the Company to potential credit risk, consist of other receivable. The Company does not require collateral or other security for accounts receivable. The Company estimates its provision for uncollectible amounts based on an analysis of the specific amount and the debtor's payment history and prospects.

Foreign exchange: The Company completes transactions denominated in Canadian and in United States dollars and, as such, is exposed to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

10. COMMITMENTS AND CONTINGENCIES

Technology Development Agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parities and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated. We have discontinued the development of this technology after 2002.

Operating Leases:

The Company has month to month operating lease commitments in respect of its head office.

Legal Matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

Royalties:

The Company has obligations under the terms of the License Agreement signed with University of Toronto in June 2005. The total obligation could be up to $1 million tied to future product revenues.

Senior Management:

In 2005, we entered into an employment agreement with the Chairman of the Board of Directors, Salvatore Fuda, for a period from January 1, 2005 through December 31, 2009, which contract was then extended to December 31, 2010. Under the terms of the agreement, the Chairman was retained to provide certain management services to the Company. The Q3 2011 compensation expense as reported was $38,946 as compared to $35,869 in Q3 2010. In January, 2011, the Board of Directors extended the Chairman’s contract on a month-month-basis at an annual rate of $150,000 Canadian funds.

In May 2008, the Company entered into employment agreements with the President, the Chief Financial Officer and the President of the Company’s subsidiary, MAST Inc. In May 2010 the agreements with the President and the Chief Financial Officer were continued on a month to month basis on the same terms. In May 2011 the agreement with the President – MAST was continued on a month to month basis on the same terms. These agreements stipulate remaining obligations as below:

President	$13,333	Canadian funds per month
Chief Financial Officer	$12,500	Canadian funds per month
President – MAST	$15,000	US funds per month

11. DISCLOSURE CONTROLS / INTERNAL CONTROLS

In 2008 the Company was classified as an accelerated filer and accordingly was required to complete its initial audit on its internal controls under the requirements of the Sarbanes Oxley legislation.

In 2010 we took a top-down approach as defined by the Committee of Sponsoring Organizations of the Treadway Commission’s framework (“COSO”), to our evaluation and testing of internal controls over financial reporting. Using this approach, we evaluated on a company wide basis, all controls and focusing on the high risk areas. We report no material weaknesses in 2010 as a result of a number of internal controls initiatives undertaken over the course of the fiscal year.

In 2011 the Company is not classified as an accelerated filer and is thus not required to complete an independent audit of its internal controls. Nonetheless it continues to complete periodic in house testing of its controls throughout the fiscal year.

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a disclosure committee consisting of independent directors and our Chief Information Officer. A charter for the disclosure committee and a policy has been developed and has been ratified by our Board of Directors. We engage legal counsel and our external investor relations consultants, to provide guidance, commentary on all of our press releases.

As of July 31, 2011 management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

12. OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

13. TRANSACTIONS WITH RELATED PARTIES

The Company reports the following related party transactions:

(a)	Compensation:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the 2009 – 2011 fiscal years is as follows:

	Cash Compensation	Stock Option Expense
2011 (9 mos)	$488,056	$12,425
2010 (12 mos)	$621,223	$64,653
2009 (12 mos)	$625,576	$407,040

(b)	Cost sharing agreements:

In the normal course of business, the Company has entered into cost sharing arrangements with companies with respect to which certain senior officers and directors of the Company exercise significant influence. These entities share space with the Company and these cost sharing agreements are with respect to office overhead expenses. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expense reported by the Company in these expense categories is summarized as follows:

	Rent	Salaries	Other	Total
2011 (9 mos)	$38,807	$320,793	$8,476	$368,076
2010 (12 mos)	27,610	499,886	13,112	540,608
2009 (12 mos)	17,177	289,897	11,541	318,615

For the 9 months ended July 31, 2011, the gross amount of these expenses was $430,919 and the Company re-billed $62,845 of these costs to these related companies. At July 31, 2011 the Company reports $52,178 of balances due from such parties for these expenses and has reserved $52,178 due to uncertainty of collection.

(c)	Accounts receivable, payable and accruals:

At July 31, 2011 the Company reports the following accounts receivable and payable balances with related parties:

Payable to Company's Chairman under terms of employment contract:	$117,739
Payable to Management (CFO and US President) under the terms of employment contracts:	$114,034

(d)	Investment in private placement sale:

In the quarter ended July 31, 2011 the Company reported $932,554 of Unit private placement financing; of this amount the Chairman of the Company subscribed for 312,500 Units at a price of $0.168 per Unit and the Company realized proceeds of $52,620. Subsequent to July 31, 2011, the Company’s Chairman subscribed for $121,210 and received 703,125 Units at a purchase price of $0.17 per Unit.

14. SHARE CAPITAL

At July 31, 2011 the Company reports 106,454,556 common shares outstanding (2010: 93,607,204). Additionally, the Company has 4,075,000 stock options outstanding with a weighted average exercise price of $1.04 per share (2010: 10,022,199 options outstanding with a weighted average exercise price of $.89 per share) and a total of 16,977,477 outstanding warrants to acquire common shares with a weighted average exercise price of $.27 per share (2010: 5,166,387 outstanding warrants with a weighted average exercise price of $.87 per share).

15. MANAGEMENT AND BOARD OF DIRECTORS

Our management team and directors, along with their Q3 2011 remuneration, is presented as below:

		Q3 2011 remuneration
Individual	Position	Cash	Options	Total
Salvatore Fuda (1)	Chairman, Director	38,946	-	38,946
Joseph Fuda (2)	President, Director	41,543	-	41,543
Steven Van Fleet (3)	President, MAST Inc., Director	45,000	-	45,000
David Sharpless	Director	-	-	-
Andrew Brandt	Director	-	-	-
Oliver Nepomuceno	Director	-	-	-
Larry Blue	Director	-	-	-
Alex Dey	Director	-	-	-
Dan Amadori (2)	CFO	38,946	-	38,946

(1)	contract was extended after December, 2010 on a month to month basis.
(2)	contract was extended on a month to month basis in May 2010.
(3)	contract expired in May 2011, now extended on a month to month basis

16. SUBSEQUENT EVENTS

The following subsequent events are noted as of September 26, 2011:

a)	The Company received an additional payment of $10,000 against the promissory note described in Note 7 of the financial statements.

b)

The Company raised an additional $483,456 through Unit private placements and issued 3,809,605 Units. Each Unit consists of one common share and one share purchase warrant. Of the total subscriptions, the Company’s Chairman subscribed for $121,210 and received 703,125 Units at a purchase price of $0.17 per Unit.

c)

In September 2011, the Company extended the bridge loan as described in Note 11(e)(iii) to the financial statements by 90 days. The terms and conditions remain the same except the note is now convertible at a price of $0.15 per share.

d)	In September 2011, the Company paid $102,500 against the balance owing on the bridge loan described in Note 11(e)(i) to the financial statements.

**********

Table 1
Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2011

Fiscal year ending	Interest and other		Loss per share (basic
October 31	income	Net Loss	and fully diluted)
2010	22,886	(4,674,861)	(0.05)
2009	88,047	(4,310,939)	(0.05)

Quarter ending
July 31, 2011	585	(237,795)	-
April 30, 2011	39	(507,225)	(0.01)
January 31, 2011	339	(579,768)	(0.01)
October 31, 2010	7,778	(1,803,883)	(0.02)
July 31, 2010	5,000	(1,937,819)	(0.02)
April 30, 2010	5,009	(526,760)	(0.01)
January 31, 2010	5,099	(406,399)	-
October 31, 2009	87,935	(2,804,143)	-
July 31, 2009	113	(1,521,958)	(0.02)

Table 2
Micromem Technologies Inc
Management Discussion and Analysis July 31, 2011
Selected Balance Sheet Information (all amounts in United States dollars)

		Capital
Fiscal year ending	Working capital	asssets at	Other		Shareholders
October 31	(deficiency)	NBV	Assets	Total Assets	equity (deficit)
2010	(1,459,460)	16,686	423,548	568,336	(1,019,226)
2009	(650,044)	24,422	2,148,461	2,562,479	1,522,839

Quarter ending
July 31, 2011	(1,465,803)	11,800	622,640	717,188	(831,363)
April 30, 2011	(1,986,534)	13,451	584,470	723,762	(1,388,613)
January 31, 2011	(1,429,020)	15,102	415,945	592,430	(997,973)
October 31, 2010	(1,459,460)	16,686	423,548	568,336	(1,019,226)
July 31, 2010	(1,131,126)	18,808	1,596,876	1,984,874	484,558
April 30, 2010	(918,937)	20,981	2,699,602	3,060,200	1,801,646
January 31, 2010	(341,756)	23,156	2,461,488	3,010,357	2,142,888
October 31, 2009	(650,044)	24,422	2,148,461	2,562,479	1,522,839
July 31, 2009	228,263	26,943	-	988,360	255,206

Table 3
Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2011

Summary of financing raised by Company

Date of financing	2009			2010

	Shares	Price / share	$	Shares	Price / share	$
Exercise of options
January 2009	32,801	0.74	24,417
April 2009	631,000	0.64	403,500
July 2009	889,000	0.57	504,500
August 2009	100,000	0.60	60,000

Exercise of warrants

July 2009	200,000	1.17	234,000

Private placements
January 2009	336,053	0.58	194,465
April 2009	2,777,878	0.58	1,620,397
July 2009	779,604	0.98	763,980
October 2009	500,000	0.76	380,000
January 2010				2,204,276	0.476	1,049,062
April 2010				289,899	0.448	130,000
July 2010				1,730,026	0.321	556,078
October 2010				1,717,307	0.196	335,910
	6,246,336		4,185,259	5,941,508		2,071,050

	2011

	Shares	Price / share	$

Private placements
January 31, 2011	2,525,000	0.199	503,140
April 30, 2011	250,000	0.120	30,000
July 31, 2011	8,355,045	0.112	932,554
	11,130,045		1,465,694

Table 4
Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2011

Outstanding options	Strike price	Expiry date

350,000	0.36	04/17/12
215,000	0.60	10/25/12
345,000	0.55	12/20/12
325,000	1.01	03/03/13
10,000	1.12	03/10/13
1,390,000	1.50	08/28/13
1,315,000	1.00	08/25/14
125,000	0.35	04/05/16
4,075,000	1.04

Total proceeds if all options exercised:		$4,227,950

Outstanding Warrants

123,276	0.75	11/11/12
600,000	0.76	12/14/12
815,000	0.56	12/16/12
25,000	0.55	07/15/12
300,000	0.55	07/26/12
111,111	0.56	08/01/12
133,333	0.56	08/12/12
429,686	1.20	05/14/12
765,188	0.41	05/25/12
339,838	0.45	06/15/12
312,500	0.39	07/12/12
312,500	0.40	07/23/12
200,000	0.28	08/26/12
1,325,000	0.24	10/15/11
500,000	0.20	11/04/11
400,000	0.19	11/30/11
300,000	0.20	12/30/11
250,000	0.20	01/04/12
750,000	0.20	01/11/12
325,000	0.20	01/31/12
20,000	0.20	12/17/11
10,000	0.20	02/25/12
5,000	0.21	03/04/12
250,000	0.15	04/27/12
5,100,000	0.13	05/06/12
100,000	0.15	05/20/12
300,000	0.12	05/20/12
790,000	0.16	05/30/12
1,454,545	0.14	06/15/12
298,000	0.21	07/18/12
312,500	0.21	07/22/12
20,000	0.21	07/18/12
16,977,477	0.27

Total proceeds if all warrants exercised:		$4,617,609